UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2002

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia V6J 1X2
Executive Offices

1. Press Releases: 4/5/2002; 4/16/2002
2. Annual Information Form for Fiscal 2001, dated 5/10/2002
3. Notice/Proxy/Information Circular for AGM to be held 5/27/2002
4. Form 51-901F Quarterly and Year-End Report: Fourth Quarter Ended 12/31/2001
   First Quarter Ended 3/31/2002

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934. Yes xxx No ___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 0-27768
(Registrant)

Date: June 20, 2002 By: *Neal Iverson*
Neal Iverson, Director/Corporate Secretary

PORTRUSH PETROLEUM CORPORATION
Suite 200, 1687 West Broadway
Vancouver, B.C.
V6J 1X2
(604) 724-9524

CDNX SYMBOL: PSH April 5, 2002

FOR IMMEDIATE RELEASE

Portrush Petroleum Corporation is pleased to announce a private placement of up to 4,000,000 units (the "Units") at $0.10 per Unit, for total proceeds of $400,000. Each Unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share at $0.15 per share for two years. The Company has agreed to a finders fee of 10% of the gross proceeds of the offering. The proceeds will be used for general working capital.

The Company has concluded the negotiation of a formal joint venture agreement with Harrison Western CDN Inc. to participate in a venture, previously announced in December, 2001, to fund up to $1,000,000 of the costs of construction of a moveable fluid treatment facility for use in oil and gas extraction operations. The Company will pay a finders fee in accordance with the policies of the CDNX.

In addition, the Company has agreed to amend 455,000 incentive stock options and grant an additional 700,000 stock options to officers, directors and employees of the Company for the purchase of common shares at $.10 per share for 2 years. The Company will not be proceeding with the previously announced investors relations agreement with BGC Consultants Limited.

ON BEHALF OF THE BOARD,

"M. Cotter"

M. Cotter
Director

PORTRUSH PETROLEUM CORPORATION
Suite 200, 1687 West Broadway
Vancouver, B.C.
V6J 1X2
(604) 724-9524

CDNX SYMBOL: PSH

April 16, 2002

FOR IMMEDIATE RELEASE

Portrush Petroleum Corporation is pleased to announce that the recently completed Richards # 1–20 well in Lenox Township, Macomb County, Southeast Michigan has achieved 4 months of continuous production.

The well was completed in the Brown Niagaran and had initial production rates of 190 Barrels of oil a day and 90 mcf of gas a day. The well is currently a flowing oil well and has averaged 150 Barrels of oil a day since start of production in January.

Portrush holds a 22.5% working interest in the property and is evaluating, with its working interest partners, the possibility of additional drilling locations.

ON BEHALF OF THE BOARD,

"M. Cotter"

M. Cotter
President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Portrush Petroleum Corporation

ANNUAL INFORMATION FORM

Date: May 10, 2002

TABLE OF CONTENTS

THE COMPANY

Portrush Petroleum Corporation is a junior oil and gas exploration and development company. The Company, either alone or with others, carries out or participates in exploration and development programs and joint ventures related to the extraction of oil and gas. The Company, in conjunction with others, will invest in oil and gas related operations or acquire an interest in properties in order to determine the existence, location, extent and quality of the oil and gas resources located on the properties and will drill, complete, and participate in the operation of or development of oil or gas wells and related operations.

Name and Incorporation

The Company was incorporated under the Business Corporations Act of Ontario on February 9, 1956 and changed its name to Bar Resources Limited on July 26, 1978. On December 19, 1994 the Company changed its name to Southern Bar Minerals Corporation and consolidated its share capital on the basis of one new share for every three and one-half existing shares. On January 12, 1996 the Company changed its name to Texas Gulf Petroleum Corporation and on June 11, 1996 the Company was continued into the province of British Columbia. On March 15, 2000 the Company changed its name to Portrush Petroleum Corporation and consolidated its share capital on the basis of one new share for every five existing shares. The Company concurrently increased its authorized capital to its present authorized capital of 100,000,000 common shares without par value.

The head office of the Company is located at Suite 200, 1687 West Broadway, Vancouver, B.C. V6J 1X2. The registered and records office for the Company is Suite 700, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

The Company is a reporting issuer in British Columbia, Alberta and Ontario and its shares trade on the Canadian Venture Exchange. The Company has filed the necessary documents to register under the rules of the Securities Exchange Act 1934, as amended, and the Company therefore has a reporting obligation thereunder.

Intercorporate Relationships

The Company has one wholly owned subsidiary, Texas Dome Petroleum Corporation, a U.S. corporation which was incorporated for the purpose of holding U.S. resource property interests. This company is currently inactive as the Company does not presently have an interest in any resource properties in the United States.

General Development of the Business

During 1998 and 1999, the Company instituted and completed a reorganization of its affairs resulting in the change of the Company's name to Portrush Petroleum Corporation and the consolidation of its share capital on the basis of one new share for every five existing shares effective March 15, 2000.

During 2000 and 2001, the Company participated in a number of oil and gas exploration programs and joint ventures located in Ontario, Michigan and Alberta as more particularly described in the following sections on the properties of the Company.

THE BUSINESS OF THE COMPANY

The Company is a junior oil and gas exploration and development company and has interests in oil and gas properties located in Canada and the United States (the "Properties"). The Company, either alone or with others, carries out or participates in exploration and development programs on its properties to determine the existence, location, extent and quality of the oil and gas resources located on its properties and to drill and complete, where appropriate, oil or gas wells and related ventures.

Properties of the Company

THE LAMBTON AND KENT COUNTIES GAS PROSPECTS - MICHIGAN BASIN

The Company entered into two agreements with Range Petroleum Corporation ("Range") dated March 21, 2000 and April 14, 2000 to conduct seismic programs on 20 natural gas exploration prospects located in Lambton and Kent counties in the province of Ontario. The lands are situated in the Michigan Basin, a geological area referred to as the Guelph Pinnacle Reef Belt. The reef belt is present in southwestern Ontario in an area bounded by Lake St. Clair, St. Clair River and southern Lake Huron on the west and varies in width from 3 miles to 36 miles. The exploration lands are located in Moore, Sombra, and Dawn Townships in Lambton County and in Gore of Chatham and Gore of Camden in Kent County.

The exploration program consisted of three stages with the first stage being an initial 2-D seismic acquisition and processing program. Of the 20 prospects, 10 prospects were evaluated using 2-D seismic and 2 of these prospects, the Courtright West, and Courtright South, were evaluated using 3-D seismic. Based on these results, Courtright West was drilled and is producing 40 barrels of fluid per day (15 oil and 25 water); the Company has a 25% working interest in the property. Range Petroleum, the operator of the project, has not renewed the leases on any of the other prospects and they have reverted back to the leaseholders. The Company has written off the exploration costs associated with these leases in the amount of $1,176,692.

LENNOX PROSPECT, MICHIGAN

In June 2000, the Company acquired one-half of Range Petroleum Corporation's 50% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan in consideration of cash payments to Range of $150,000 for each of the two areas. To date Range and its partners have spent approximately $270,000 on land and $485,000 seismic. A drill location (Richards #1-20) has recently been drilled and completed. The well commenced production in January 2002 at a rate of 150 barrels of oil per day and remains on production at that rate. The Company holds a 22.5% working interest in the property.

THE CRANBERRY-BOTHA PROPERTY - WESTERN CANADA SEDIMENTARY BASIN

The Company participated in a four (4) well plus (1) option well, exploratory drilling program, on a 64 section farmout package, in northern Alberta (the "Cranberry area") targeting Mississippian and Slave Point gas resources. The drill locations were identified using a 235 square kilometer (91 square mile) proprietary 3D seismic survey. The drilling program was completed in March 2001.

Range Petroleum Corporation has a significant working interest position in the Cranberry area and has entered into a number of farm-in arrangements with several other operators in the area to increase that position. The four wells in the drilling program were earning wells required to fulfill the farm-in obligations. The fifth well was an option well which if drilled would have earned additional interests.

Generally the Company earned a third of Range's interest by paying 50 percent of their costs and included a third of Range's existing working interests in the area encompassing 46 sections. As a result, the actual interests and burdens on the various wells were different.

The following summarizes the drilling and completion results as incurred on the properties:

> The wells were drilled to the Banff Formation and production casing was set over the Pekisko on three wells with the fourth well being completed underbalanced open hole through the Pekisko Formation.
>
> Log analysis and core data indicated the wells averaged between 10 and 18 meters of net pay in excess of 15% porosity. Two of the wells were sand fractured and one well was fractured with hot acid. The fourth well was drilled and completed open hole underbalanced. All wells had oil and gas wellbore inflow but time only allowed for the production testing of the 6-1 well. This well tested $10m^3/d$ of fluid cutting between 15% and 85% water and 200 Mcfd of associated gas.

The following is a summary of the Company's contribution to the drilling and completion costs and the interest earned by the Company:

Test Well # (drilling order)	Well Location	Target	Interest Earned	Status
No. 1 (1)	16-17-98-2 W6M	Pekisko	17.91%	Drilled Completed
No. 2 (3)	4-29-98-2 W6M	Pekisko	20.83%	Drilled Completed
No. 3 (4)	4-30-98-2 W6M	Pekisko	16.67%	Drilled Completed
No. 4 (2)	6-1-99-3 W6M	Pekisko	16.67%	Drilled Completed
No. 5 (5)	4-10-99-3 W6M	Pekisko	N/A	Elected not to drill

The operator of the property, Range Petroleum Corporation, elected to complete the wells and has requested that the Company contribute its share of the completion costs and other outstanding amounts totalling approximately $745,000. The parties are discussing a payment program to allow the Company to make these payments over a period of twelve months.

Risk Factors and Government Regulation

Reserves

None of the Company's oil and gas properties contain significant proven reserves. The amounts attributed to the Company's properties in its financial statements represent exploration costs and should not be taken to represent realizable value. Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company's estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Competition

Oil and gas exploration is intensely competitive and involves a high degree of risk. There can be no assurance that commercial production of hydrocarbons can be obtained from any of the Company's properties, nor are there any assurances that production, if obtained, will be in sufficient quantities to be profitable. In its efforts to acquire properties, the Company competes with other companies that have significantly greater resources. Many of these companies not only explore for and produce oil and gas, but also conduct refining and petroleum marketing operations on a worldwide basis.

Competition for producing properties will be affected by the amount of funds available to the Company, information available to the Company and any standards established by the Company for the minimum projected return on investment. Competition may also be presented by alternative fuel sources.

Risks Associated with Oil and Gas Exploration

There can be no assurance that commercial quantities of hydrocarbons will be recovered by the Company in the future. The marketability of any oil and gas acquired or discovered will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, proximity and capacity of oil and gas pipelines and processing equipment and government regulations (including regulations relating to royalties, allowable production, importing and exporting of oil and gas, and environmental protection). In addition, hazards such as unusual or unexpected formations, pressures or other conditions are involved in drilling and operating wells.

Financial Risks

The Company does not presently have sufficient financial resources to undertake by itself all of its planned exploration and development programs. The exploration and development of the Company's properties depend, therefore, on the Company's ability to obtain additional financing through joint ventures, debt financing, equity financing or other means.

There can be no assurance that the Company will obtain necessary additional financing or that any joint venture partner will obtain financing under the terms of any joint venture agreement into which it enters with the Company. The failure of the Company to obtain additional financing on a timely basis or on terms favourable to the Company could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties. In addition, the failure of any joint venture partner to obtain any required financing could adversely affect the Company's ability to complete the exploration or development of any such joint venture project on a timely basis.

Should the Company elect to satisfy its cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that the Company's efforts to raise such funding will be successful, or achieved on terms favourable to the Company or its existing shareholders.

Limited Operating History and History of Losses

The Company has historically incurred losses from operations. As at December 31, 1999, the Company had a cumulative deficit of $6,598,875. There can be no assurance that the Company will achieve profitability in the future. In addition, should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements.

Absence of Dividends

The Company has never paid cash dividends and has no intention of doing so in the foreseeable future. There can be no assurance that the Company's directors will ever declare cash dividends, which action is completely within their discretion.

Currency Fluctuations

The Company incurs costs and expenses in Canadian dollars. The Company expects that any future production revenues will be denominated in Canadian dollars; however, oil and gas prices are generally quoted in United States dollars. If the Canadian dollar goes down in value against the United States dollar while other factors remain constant, the Company will see a relative increase in production revenues and, conversely, if the United States dollar goes down in value against the Canadian dollar while other factors remain constant, the Company will see a relative decrease in production revenues. The Company does not presently hedge against currency fluctuations as such fluctuations will have a minimal effect on its operations until the Company has sustained production revenues.

Dependence on Key Personnel

The Company is heavily dependent upon the expertise of certain of its key officers and directors, and the loss of one or more of these individuals could have a material adverse effect on the Company. None of these individuals have entered into employment agreements with the Company and the Company does not maintain key-person insurance policies on any of its executive officers.

Conflicts of Interest

Certain of the Company's directors and officers serve as directors or officers of, and/or own securities of, other resource companies, whereby such persons may have a conflict of interest in allocating their time and resources among the Company and such other companies; and to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest.

Expiration of Licenses and Leases

The Company's properties are held in the form of licenses and leases and working interests in licenses and leases. If the Company or the holder of the license or lease fails to meet the specific requirement of a license or lease, the license or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each license or lease will be met. The termination or expiration of the Company's licenses or leases or the working interests relating to a license or lease may have a material adverse effect on the Company's results of operation and business.

Environmental Regulation

Hazards incident to the exploration and development of oil and gas properties such as accidental spills or leakage of petroleum liquids and other unforeseen conditions may be encountered by the

Company. The Company may be subject to liability for pollution and other damages due to hazards which cannot be insured against due to prohibitive premium costs or for other reasons. Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its properties on an economically feasible basis. Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

Fluctuation in Oil and Gas Prices

As with most other companies involved in resource exploration, the Company may be adversely affected by future increases in the costs of conducting exploration, development and resource extraction that may not be fully offset by increases in the price received on sale of the petroleum or natural gas.

Volatility of Oil and Gas Prices

The Company's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Company's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Title to Properties

It is the practice of the Company in acquiring oil and gas leases or interests in oil and gas leases not to undergo the expense of retaining lawyers to fully examine the title to the interest to be placed under lease or already placed under the lease. Rather, the Company relies upon the judgment of oil and gas lease brokers or landsmen who actually do the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Company believes that this practice is widely followed in the oil and gas industry.

Prior to the drilling of a well for oil and gas, it is the normal practice of the oil and gas industry for the person or company acting as the operator of the well to hire a lawyer to examine the title to the spacing unit within which the proposed oil and gas well is to be drilled. Frequently, as a result of such examination, certain curative work must be done to correct deficiencies in the marketability of the title, and the curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. From time to time, the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases may be lost.

There may be title defects which affect lands comprising a portion of the Company's Properties.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table provides a brief summary of the Issuer's financial operations. For more detailed information, refer to the audited financial statements and unaudited financial statements of the Issuer which are attached to and form part of this Annual Information Form.

	Year-end 12/31/01	Year-end 12/31/00	Year-end 12/31/99	Year-end 12/31/98	Year-end 12/31/97
Revenues (Net)	Nil	Nil	Nil	Nil	Nil
Other (Interest)	1,378	2,566	Nil	Nil	(1,461)
Gross Profit	Nil	Nil	Nil	Nil	Nil
General and Administrative Expenses	256,160	187,254	65,127	132,753	422,809
Write-off of oil & gas properties(1)	1,176,692	Nil	Nil	Nil	1,970,959
Settlement of lawsuit & write-off of deferred financing costs(2)	380,348	Nil	Nil	Nil	Nil
Net Income (Loss)	(1,811,822)	(184,254)	(65,127)	(132,753)	(2,393,768)
per share	(0.12)	(0.03)	(0.02)	(0.05)	(0.16)
Working Capital	(1,018,261)	96,369	(111,162)	(46,035)	73,550
Oil & Gas Properties					
Acquisition costs	Nil	350,000	Nil	Nil	Nil
Deferred exploration and development	2,130,333	773,052	Nil	Nil	774,385
Long Term Liabilities	Nil	Nil	Nil	Nil	Nil
Shareholders' Equity					
Dollar Amount	1,058,432	1,219,421	(111,162)	(46,035)	86,718
Number of Securities(3)	16,768,942	9,539,778	2,948,015	2,948,015	2,565,253

(1) In fiscal 2001, the Company wrote-off the deferred oil& gas exploration costs on its Ontario properties and in fiscal 1997, the Company wrote-off the balance of deferred oil & gas exploration costs on its U.S. properties.

(2) In fiscal 2001, the Company wrote-off deferred financing costs of $297,348.

(3) There were 16,768,942 (2000: 9,539,778) post-consolidated shares issued and outstanding as of December 31, 2001 of which 103,125 post-consolidated are escrowed shares which will be released only upon obtaining the consent of the appropriate regulatory authority.

As a junior company engaged in oil and gas exploration, the Company has not and does not anticipate generating significant operating revenues in the next few years. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects this and revenue generated from oil and gas production, to be the only source of its income for the next few years. The Company expects to rely upon equity financing as its primary source of funding.

The Company's accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to resource properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

Dividends

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion should be read in conjunction with the audited financial statements and related notes of the Company for the year-ended December 31, 2001.

The Company is a junior oil and gas exploration and development company. It is the intention of the Company, either alone or with others, to carry out or participate in exploration and development programs and joint ventures related to the extraction of oil and gas. The Company, in conjunction with others, will invest in oil and gas related operations or acquire an interest in properties in order to determine the existence, location, extent and quality of the oil and gas resources located on the properties and will drill, complete, and participate in the operation of or development of oil or gas wells and related operations.

The Company does not have any operating revenues. However, the Company does anticipate operating revenue being generated from the production of its newly established commercial well, the Lenox Richards #1-20 which commenced commercial production in January, 2002. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

During 2001, the Company raised $1,500,000 by way of private placements resulting in the issuance of 5,000,000 common shares. The private placement proceeds were used to finance the Company's participation in various oil and gas exploration and development programs.

General and administration expenses have fluctuated over the past three years, being as low as $65,127 in 1999 when the Company was relatively inactive. General and administrative expenses for 2001 were $256,160, up from $187,254 in 2000. The Company expects that general and administrative expenses will decrease in 2002 as the Company's exploration and development expenses decrease as a result of reduced exploration and development activities.

A former director of the Company has succeeded in a claim against the Company for past wages and legal expenses incurred while a director of the Company in the approximate amount of $83,000.

During 2001, the Company paid or accrued to the President of the Company fees of $60,000 and travel expenses of $13,397; consulting fees of $30,000 were paid to a director of the Company.

During 2001, the Company expensed costs in the amount of $297,000 incurred to develop and market the 2001 Petroleum Resource Fund which was designed to raise capital for additional drilling based on proven gas reserves in the Western Canada Sedimentary Basin (which included the Cranberry Property in northern Alberta) and the Michigan Basin. Drilling on the Cranberry property did not result in any proven gas reserves (although the wells are producing fluid containing oil and water) and the Company was unable to complete the marketing of the Fund. The company is hopeful that a similar fund can be used to raise additional drilling funds based on success in the Michigan basin.

During 2001, the Company incurred $2,130,333 in expenditures associated with its participation in various oil and gas exploration and development programs.

During the year, the Company announced that the Portrush RPC Courtright #2 Silurian reef gas and oil discovery had been tied into production facilities recently installed at the property located in Moore Township, Lambton County, SW. Ontario. The well is averaging 40 barrels of fluid per day (15 oil, 25 water). The Company has a 25% working interest in the property. The leases on the remaining exploration targets in Kent and Lambton counties, Ontario, have not been renewed and have reverted back to the leaseholder. The Company has written off the exploration costs associated with these leases in the amount of $1,176,692.

During the year, the Company participated in a four well drilling program in northern Alberta on the Cranberry property. The operator of the property, Range Petroleum Corporation, elected to complete the wells and has requested that the Company contribute its share of the completion costs and other outstanding amounts totalling approximately $745,000. The parties are discussing a payment program to allow the Company to make these payments over a period of twelve months.

The Company announced the completion of the Richards # 1-20 well, testing a Silurian Niagarin reef anomaly in Lenox Township, Macomb County, southeast Michigan. The well commenced commercial production in January 2002 at a rate of 150 bbls/day. Portrush holds a 22.5% working interest in the property.

The Company announced an agreement with CP Resources LLC of Denver, Colorado to participate in a package of four drilling prospects located on the southeastern flank of the Rock Spring Uplift, in the Green River Basin of southwestern Wyoming. The four prospects encompass approximately 20,000 gross acres and are located 30 miles southeast of the town of

Rock Springs, Wyoming. The four prospects include two Cretaceous Second Frontier Formation development prospects, a third Cretaceous Second frontier Formation exploration prospect and an exploratory Almond Coalbed Methane prospect. Portrush will have a working interest of 25% on each prospect. Anticipated drilling on the first two prospects is scheduled for May or June of 2002.

In addition, subsequent to the year end the Company concluded the negotiation of a formal joint venture agreement with Harrison Western CDN Inc. to participate in a venture, previously announced in December, 2001, to fund up to $1,000,000 of the costs of construction of a moveable fluid treatment facility for use in oil and gas extraction operations.

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs. The payment of property payments and the development of its property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

MARKET FOR SECURITIES

The Company's shares of common stock are listed on the TSX Venture Exchange, British Columbia, Canada. The Company's trading symbol is "PSH".

Each share of common stock has one vote on all matters on which shareholders may vote and holders thereof are entitled to received dividends when and if declared by the board of directors of the Company. Holders of shares of the common stock have no preemptive rights nor conversion rights. The shares are not subject to further calls or assessment.

PRINCIPAL SHAREHOLDERS

To the knowledge of the Directors and Senior Officers of the Company, no one owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

The directors and officers of the Company, as a group, beneficially own, directly or indirectly, 671,000 common shares and hold options to purchase 1,350,000 common shares at $.10 and $.20 per share.

DIRECTORS AND OFFICERS

Name and Residence of Directors and Officer and Present Offices Held	Principal Occupation for the last five years	Number of Shares held
MARTIN P. COTTER Dublin, Ireland **President and Director**	Self-employed professional engineer. Director of the Company from 1996 to present.	626,000
BRUCE NURSE Naramata, B.C. **Director**	Self employed independent business consultant.	45,000
PHIL E. PEARCE Charlotte, N.C. Director	Retired Business Executive and independent business consultant	Nil
NEAL IVERSON Vancouver, British Columbia **Secretary**	Self-employed realtor, Western Mortgage Realty Corp. 1987 to present.	Nil

The Directors are required to stand for election each year in accordance with the Articles of the Company. Martin Cotter, Bruce Nurse and Phil Pearce comprise the Company's audit committee.

Corporate Cease Trade Orders or Bankruptcies

During the periods the above directors, officers and promoters served as directors of other issuers, none of those issuers were the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days; or, were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of the Issuer has, within the previous ten years, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, theft or fraud.

Individual Bankruptcies

No director, officer or promoter of the Issuer has, within the previous five years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceeding, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed.

Conflicts of Interest

Certain of the directors and officers of the Issuer serve as directors and/or officers of other companies. Accordingly, it may occur that contracts will be offered to both the Issuer and such other companies. As a result, there may be situations which involve a conflict of interest. In that event, any interested directors would be required to declare the nature and extent of their interest and would not be entitled to vote at meetings of directors which evoke such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interest of the Issuer.

ADDITIONAL INFORMATION

The Company will provide, upon request to its Secretary, at Suite 200, 1687 West Broadway, Vancouver, B.C. V6J 1X2:

(a) when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:

- (i) one copy of this Annual Information Form;
- (ii) one copy of its comparative financial statements for its year ended December 31, 2001 and auditors' report thereon;
- (iii) one copy of its interim consolidated financial statements issued subsequent to December 31, 2001;
- (iv) one copy of its Management Information Circular dated April 19, 2002 in respect of its 2002 annual general meeting of shareholders; and
- (v) one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus; and

(b) at any other time, one copy of the documents referred to in (a)(i) to (a)(iv) above.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual general meeting of shareholders that involved the election of directors dated April 19, 2002 and additional financial information is provided in the Company's comparative audited financial statements for its most recently completed financial year ended December 31, 2001.

PORTRUSH PETROLEUM CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the Annual General Meeting (the "Meeting") of the Members of **PORTRUSH PETROLEUM CORPORATION**, (the "Company") will be held at suite 700, 595 Howe Street, Vancouver, British Columbia, on the 27th day of May, 2002, at 1:00 p.m. for the following purposes:

1 To receive the Report of the Directors.

2. To receive the Audited Financial Statements of the Company for the fiscal period ended December 31, 2001 together with the Auditor's Report thereon.

3. To elect Directors for the ensuing year.

4. To appoint Davidson & Company, Chartered Accountants, as the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

5. To authorize the Directors, in their discretion, to re-negotiate options to Insiders of the Company, and/or its subsidiaries.

6. To transact such other business as may be brought before the Meeting.

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 19th day of April, 2002.

BY ORDER OF THE BOARD

"Martin P. Cotter"
President & Director

Computershare

510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

March 27, 2002

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Portrush Petroleum Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	737027102
4.	Record Date	:	April 19, 2002
5.	Meeting Date	:	May 27, 2002
6.	Meeting Location	:	Vancouver, BC

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
A/Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

PORTRUSH PETROLEUM CORPORATION

INFORMATION CIRCULAR FOR THE 2002 ANNUAL GENERAL MEETING OF MEMBERS

This information is given as of April 19, 2002

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of PORTRUSH PETROLEUM CORPORATION, (the "Company") for use at the Annual General Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with its Registrar and Transfer Agent, COMPUTERSHARE TRUST COMPANY, at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 or with the Registered Office of the Company, at Suite 700, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.**

The Instrument of Proxy must be signed by the Member or by his Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 19, 2002, 16,810,608 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every Member present in person shall have one vote and, on a poll, every Member shall have one vote for each share of which he is the holder.

Only Members of record on the close of business on the 19th day of April, 2002 who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, no one owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

The above information was provided by Management of the Company and the Registrar and Transfer Agent of the Company as of April 19, 2002.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

For the purposes of this Information Circular, "executive officer" and "named executive officer" of the Company have the meanings given to them in Form 41 of the Securities Act (British Columbia). The term "SAR" used herein refers to Stock Acquisition Rights.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other compensation
		Salary ($)	Bonus ($)	Other Annual Compensation	Awards		Payouts	
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts ($)	
Martin P. Cotter	2001	nil	nil	60,000	245,000	nil	nil	nil
	2000	nil	nil	20,000	245,000	nil	nil	nil
	1999	nil	nil	nil	nil	nil	nil	nil
Bruce Nurse	2001	nil	nil	30,000	200,000	nil	nil	nil

During the most recently completed financial year ended December 31, 2001, the Company did not make any long-term incentive plan awards to its Directors, officers or employees.

During the most recently completed financial year ended December 31, 2001, the Company did not have a pension plan for its Directors, officers or employees.

B. Directors of the Company

None of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company other than as set out elsewhere in this Information Circular. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

C. Options to Purchase Securities

During the Company's most recent completed financial year ended December 31, 2001, a total of 500,000 stock options exercisable at $.20 per share have been granted to Directors and Officers of the Company.

During the Company's most recently completed financial year ended December 31, 2001, no stock options were exercised by the Directors or Officers of the Company.

D. Related Party Transactions

During the Company's most recently completed financial year ended December 31, 2001, the Company accrued to the President of the Company fees totalling $60,000 and travel expenses of $13,397. In addition, consulting fees of $30,000 were paid to a director of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at four (4). Although Management is only nominating three (3) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. Advance Notice of the Annual General Meeting was published pursuant to section 135 of the *Company Act* in The Vancouver Province on April 2, 2002 and no nominations for Directors were received from the Members of the Company.

In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a Director.**

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Principal Occupation	Number of Shares
Martin P. Cotter Dublin, Ireland **President and Director**	Self-employed professional engineer. Director of the Company from 1996 to present.	626,000 common shares
Bruce Nurse Naramata, B.C. **Director**	Self employed independent business consultant	45,000 common shares
Neal Iverson Vancouver, B.C. **Director**	Self-employed realtor, Western Mortgage Realty Corp. 1987 to present	Nil
Phil E. Pearce Charlotte, N.C. **Director**	Retired Business Executive and independent business consultant	Nil

Martin P. Cotter was appointed to the Board of Directors on January 29, 1996. Neal Iverson was appointed to the board on September 25, 2000. Phil E. Pearce was appointed to the board on September 10, 2001. Bruce Nurse was appointed to the board on September 26, 2001.
The above information was provided by Management of the Company.

B. Appointment of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Davidson & Company, Chartered Accountants, Suite 1270, Stock Exchange Tower, 609 Granville Street, Vancouver, British Columbia, V7Y 1G6, as Auditor of the Company for the ensuing year, until the close of the next Annual General Meeting of the Members at a remuneration to be fixed by the Directors.

C. Granting of Incentive Stock Options

Members will be asked to authorize the Directors, in their discretion, to re-negotiate any existing stock options to Insiders of the Company, and/or its subsidiaries, at such price or prices and upon such terms as may be acceptable to the Canadian Venture Exchange (the "Exchange"). Exchange Policy 4.4 outlines the requirements and procedures associated with the granting of incentive stock options which include, among other things, that approval of the Members be provided prior to the exercise of stock options previously amended to "Insiders" of the Company. The Company intends to grant stock options to directors only accordance with Exchange policy and in an amount not exceeding 10% of the issued and outstanding share capital of the Company.

For the purposes of the Policy, an "Insider" is a Director or Senior Officer of the Company, a director or senior officer of a person that is itself an Insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination of that control and ownership, over securities of the Company extends, not counting securities in respect of which he is acting as an underwriter in the course of a distribution, to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities. Reference should be made to the Policy for further details.

In the event Members do not approve this resolution, then any amendment to options granted to Insiders following the Meeting, will not be exercisable until approval of the Members is received to the amendment of such options at some future General Meeting of the Members. **The Board of Directors recommend that the Members of the Company approve this resolution.**

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by Proxy.

DATED at Vancouver, British Columbia, this 19th day of April, 2002.

BY ORDER OF THE BOARD

"Martin P. Cotter"
President

PROXY

Type of Meeting: **Annual General Meeting**
Name of Company: **PORTRUSH PETROLEUM CORPORATION**
Meeting Date: **May 27, 2002**
Meeting Time: **1:00 P.M.**
Meeting Location: **Suite 700, 595 Howe Street, Vancouver, BC**

The undersigned Shareholder of the Company hereby appoints Martin Cotter, President of the Company, or failing him, Neal Iverson, the Secretary of the Company, or ______________________________, (Please Print the Name) as proxyholder for and on behalf of the shareholder with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the meeting of the shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said meeting, or any adjournment thereof.

Resolutions (for full detail of each item, please see the enclosed notice of meeting)

		For	Withhold Vote
1.	Elect the following as directors:		
	a. Martin P. Cotter	☐	☐
	b. Bruce Nurse	☐	☐
	b. Phil E. Pearce	☐	☐
	c. Neal Iverson	☐	☐
2.	Appointment of auditor	☐	☐
		For	Against
3.	Negotiate stock options	☐	☐

[ ]

Notes:
The undersigned shareholder hereby revokes any proxy previously given to attend and vote at said meeting.

Please sign here: ______________________________

Please print name: ______________________________

Date: ______________________________

This proxy form is not valid unless it is signed and dated. If someone other than the shareholder of the Company signs this proxy form on behalf of the named shareholder of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such.

To be represented at the meeting, this proxy form must be received by mail or by fax no later than forty-eight ("48") hours excluding Saturdays and holidays prior to the time of the meeting at the offices of either of Computershare Trust Company, 510 Burrard Street, Vancouver, British Columbia, V6C3B9, fax number (604) 683-3694 or with the Registered Office of the Company at Suite 700, 595 Howe Street, Vancouver, British Columbia, V6C2T5, fax number (604) 687-5960.

1. **This Proxy is solicited by the Management of the Company.**

2. a. *If the shareholder wishes to attend the meeting to vote on the resolutions in person*, please register your attendance with the Company's scrutineers at the meeting.

   b. *If the shareholder has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person*, please cross off the management appointee name or names, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form. At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the shareholder's vote will be counted at that time.

3. *If the shareholder can not attend the meeting but wishes* to vote on the resolutions, the shareholder can *appoint another person*, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no choice on a resolution is specified by the shareholder, this proxy form confers discretionary authority upon the shareholder's appointed proxyholder. This proxy form does not confer authority to vote for the election of any person as a Director of the Company other than those persons named in the accompanying Information Circular.

4. *If the shareholder can not attend the meeting but wishes* to vote on the resolutions and to *appoint one of the management appointees* named, please leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the meeting, the securities will be voted by the nominee appointed and the nominee in its sole discretion sees fit.

6. If a non-registered shareholder returns the proxy form but subsequently decides to attend the meeting to vote in person, the shareholder must revoke the first proxy form by sending a properly completed new proxy form in accordance with the foregoing instructions, with the management appointee names crossed off and the shareholder's name inserted in the blank.

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
PORTRUSH PETROLEUM CORPORATION	01	12	31	02	04	24

ISSUER ADDRESS				
700 – 595 HOWE STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T5	604-687-5960	604-724-9524
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
NEAL IVERSON		CORPORATE SECRETARY		604-724-9524
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"BRUCE NURSE"	BRUCE NURSE	02	05	02
"MARTIN P. COTTER"	MARTIN P. COTTER	02	05	02

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

DECEMBER 31, 2001

AUDITORS' REPORT

To the Shareholders of
Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations, changes in its stockholders' equity and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada — Chartered Accountants

April 24, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders, dated April 24, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada — Chartered Accountants

April 24, 2002

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
AS AT DECEMBER 31

	2001	2000
ASSETS		
Current		
Cash	$ 17,985	$ 173,303
Receivables	111,169	7,182
	129,154	180,485
Oil and gas properties (Note 3)	2,076,693	1,123,052
	$ 2,205,847	$ 1,303,537
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 930,772	$ 84,116
Due to related parties (Note 6)	216,643	-
	1,147,415	84,116
Stockholders' equity		
Capital stock (Note 4)		
Authorized		
100,000,000 common shares without par value		
Issued		
16,768,942 common shares (2000 – 9,539,778)	9,653,817	8,002,984
Deficit	(8,595,385)	(6,783,563)
	1,058,432	1,219,421
	$ 2,205,847	$ 1,303,537

Nature and continuance of operations (Note 1)
Contingency (Note 7)
Subsequent events (Note 9)

On behalf of the Board:

"Bruce Nurse" Director   "Martin P. Cotter" Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)
YEAR ENDED DECEMBER 31

	2001	2000	1999
EXPENSES			
Consulting and administration fees	$ 41,009	$ 26,000	$ -
Management fees	60,000	26,000	50,000
Office and miscellaneous	35,305	5,899	674
Professional fees	89,203	85,774	8,042
Transfer agent and regulatory fees	19,432	22,710	6,411
Travel and promotion	11,211	20,871	-
	(256,160)	(187,254)	(65,127)
Interest income	1,378	2,566	-
Write-off of oil and gas properties (Note 3)	(1,176,692)	-	-
Write-off of deferred financing costs	(297,348)	-	-
Settlement of lawsuit (Note 7)	(83,000)	-	-
Loss for the year	$ (1,811,822)	$ (184,688)	$ (65,127)
Basic and diluted loss per share	$ (0.12)	$ (0.04)	$ (0.02)
Weighted average number of shares outstanding	15,705,472	5,109,486	2,948,015

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEAR ENDED DECEMBER 31

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss for the year	$ (1,811,822)	$ (184,688)	$ (65,127)
Items not affecting cash			
Write-off of oil and gas properties	1,176,692	-	-
Write-off of deferred financing costs	297,348	-	-
Changes in non-cash working capital items			
(Increase) decrease in receivables	(3,987)	(7,017)	748
Increase (decrease) in accounts payable and accrued liabilities	102,969	(27,746)	60,413
Cash used in operating activities	(238,800)	(219,451)	(3,966)
CASH FLOWS FROM FINANCING ACTIVITIES			
Deferred financing costs	(397,348)	-	-
Advances from related parties	216,643	-	-
Net proceeds from issuance of capital stock	1,650,833	1,515,271	-
Cash provided by financing activities	1,470,128	1,515,271	-
CASH FLOWS FROM INVESTING ACTIVITIES			
Oil and gas property expenditures	(1,386,646)	(1,123,052)	-
Cash used in investing activities	(1,386,646)	(1,123,052)	-
Change in cash position during year	(155,318)	172,768	(3,966)
Cash position, beginning of year	173,303	535	4,501
Cash position, end of year	$ 17,985	$ 173,303	$ 535

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Expressed in Canadian dollars)

	Number of Shares	Amount	Deficit	Total
Balance, December 31,1998	2,948,015	$ 6,487,713	$ (6,533,748)	$ (46,035)
Loss for the year	-	-	(65,127)	(65,127)
Balance, December 31, 1999	2,948,015	6,487,713	(6,598,875)	(111,162)
For cash – special warrants	2,541,663	305,000	-	305,000
For cash – private placement	4,050,100	1,417,535	-	1,417,535
Subscriptions received in advance	-	7,500	-	7,500
Share issue costs	-	(214,764)	-	(214,764)
Loss for the year	-	-	(184,688)	(184,688)
Balance, December 31, 2000	9,539,778	8,002,984	(6,783,563)	1,219,421
Subscriptions received in prior year	-	(7,500)	-	(7,500)
For cash – private placement	5,000,000	1,500,000	-	1,500,000
For cash – exercise of warrants	2,229,164	270,833	-	270,833
Share issue costs	-	(112,500)	-	(112,500)
Loss for the year	-	-	(1,811,822)	(1,811,822)
Balance, December 31, 2001	16,768,942	$ 9,653,817	$ (8,595,385)	$ 1,058,432

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. During the year ended December 31, 2000, the Company consolidated its share capital on a 5:1 basis and changed its name from Texas Gulf Petroleum Corporation to Portrush Petroleum Corporation.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

	2001	2000	1999
Deficit	$ (8,595,385)	$ (6,783,563)	$ (6,598,875)
Working capital (deficiency)	(1,018,261)	96,369	(111,162)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Information with respect to differences between generally accepted accounting principles of Canada and the United States is provided in Note 10.

Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, Texas Dome Petroleum Corporation, a company incorporated in the United States.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Financial instruments

The Company's financial instruments consist of cash, receivables, amounts due to related parties, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements.

The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Estimated future site restoration and abandonment costs, net of expected recoveries, are provided over the life of the proved reserves using the unit-of-production method. Costs are estimated each year by management based on current regulations, costs, technology and industry standards.

Certain of the Company's exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

Values

The amounts shown for oil and natural gas properties represent costs incurred to date and are not intended to reflect present or future values.

Stock-based compensation

The Company grants stock options as described in Note 5. No compensation expense is recognized when stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

(Expressed in Canadian dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Income taxes

The Company follows the asset/liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

3. OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2001	2000
Ontario prospects, Canada Interests ranging from 25% to 50%. Some of the prospects are subject to a 12.5% freehold royalty. During the current year, the prospects were abandoned and all related costs were written-off.	$ -	$ 558,014
Alberta prospects, Canada Working interests in certain prospects ranging from 16.67% to 20.83%.	1,441,793	30,000
Michigan prospects, U.S.A. A 22.5% working interest.	535,038	535,038
Rock Springs prospects, Wyoming, U.S.A. A 25% working interest.	99,862	-
	$ 2,076,693	$ 1,123,052

(Expressed in Canadian dollars)

3. OIL AND GAS PROPERTIES (cont'd...)

Expenditures on oil and gas prospects were incurred as follows:

2001	Wyoming	Ontario	Alberta	Michigan	Total
2-D seismic survey	$ -	$ 38,347	$ -	$ -	$ 38,347
3-D seismic survey	-	114,963	-	-	114,963
Drilling	-	420,429	960,288	-	1,380,717
Completion	-	39,939	432,362	-	472,301
Geological consulting	-	5,000	-	-	5,000
Project analysis	-	-	19,143	-	19,143
Staking and permitting	99,862	-	-	-	99,862
Total deferred costs for the year	99,862	618,678	1,411,793	-	2,130,333
Balance, beginning of year	-	558,014	30,000	535,038	1,123,052
Written off	-	(1,176,692)	-	-	(1,176,692)
Balance, end of year	$ 99,862	$ -	$ 1,441,793	$ 535,038	$ 2,076,693

2000	Ontario	Alberta	Michigan	Total
Equalization	$ 50,000	$ -	$ 300,000	$ 350,000
Mobilization and start-up	-	-	100,000	100,000
2-D seismic survey	72,832	-	-	72,832
3-D seismic survey	237,000	-	-	237,000
Drilling	105,500	-	166,220	271,720
Completion	61,500	-	-	61,500
Geological consulting	-	30,000	-	30,000
Total deferred costs for the year	526,832	30,000	566,220	1,123,052
Balance, beginning of year	-	-	-	-
Balance, end of year	$ 526,832	$ 30,000	$ 566,220	$ 1,123,052

4. CAPITAL STOCK

During the year ended December 31, 2000, the Company consolidated its capital stock on a 5:1 basis. All capital stock numbers have been restated to reflect this consolidation.

Included in issued capital stock are 103,125 escrowed common shares that may not be transferred, assigned or otherwise dealt with, without the consent of the regulatory authorities.

(Expressed in Canadian dollars)

5. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding capital stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years.

The following incentive stock options and share purchase warrants were outstanding at December 31, 2001:

	Number of Shares	Exercise Price	Expiry Date
Options	290,000	$ 0.35	May 22, 2002
	500,000	0.35	September 8, 2002
Warrants	312,503	0.14	January 20, 2002
	3,000,000	0.40	August 4, 2002
	5,000,000	0.35	March 5, 2003

Agent's warrants, issued pursuant to private placements, enabling the agent to acquire up to 450,000 units of the Company at $0.40 per unit, are outstanding at December 31, 2001. Each unit will consist of one common share and one share purchase warrant enabling the holder to acquire one additional common share at $0.40 for two years.

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $60,000 (2000 - $26,000; 1999 - $50,000) to directors.

b) Paid or accrued geological consulting fees of $Nil (2000 - $10,000; 1999 - $Nil) to a director.

c) Paid or accrued consulting fees of $30,000 (2000 - $Nil; 1999 - $Nil) to a director.

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

7. CONTINGENCY

A former director (the "Plaintiff") commenced an action against the Company on November 5, 1995 in the Supreme Court of British Columbia (the "Court"). The Plaintiff claimed unspecified general damages, punitive damages, costs and interest pursuant to the Court Order Interest Act. During the current year, the Court issued a judgment in favor of the Plaintiff. Pursuant to this, the Company has accrued $83,000 as a loss on settlement of lawsuit.

(Expressed in Canadian dollars)

8. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2001	2000	1999
Loss before income taxes (recovery)	$ (1,811,822)	$ (184,688)	$ (65,127)
Current income taxes (recovery) at statutory rates	$ (808,073)	$ (84,255)	$ (29,711)
Write-off of oil and gas properties	524,805	-	-
Unrecognized benefits of non-capital losses	283,268	84,255	29,711
Total current income taxes (recovery)	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2001	2000
Future income tax assets (liabilities):		
Oil and gas properties	$ 492,161	$ (79,356)
Mineral property and related exploration expenditures	149,668	199,057
Operating losses available for future periods	2,683,411	2,463,480
Capital losses available	330,371	452,822
	3,655,611	3,036,003
Valuation allowance	(3,655,611)	(3,036,003)
Net future income tax asset (liability)	$ -	$ -

The Company has incurred operating losses of approximately $6,000,000 which, if unutilized, will expire through 2008. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

(Expressed in Canadian dollars)

9. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2001:

a) The Company issued 41,666 common shares for total proceeds of $5,833 pursuant to the exercise of share purchase warrants.

b) Share purchase warrants enabling the holders to acquire up to 270,837 common shares at $0.14 per share expired unexercised.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these consolidated financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

Development stage company

Under SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises", a company is required to disclose additional information in its financial statements. The balance sheet will show the deficit accumulated during the development stage in the stockholder's equity section. Cumulative amounts from the enterprise's inception shall be disclosed for items on the statements of operations and cash flows. The statement of stockholders' equity will show the details of each share issuance since the enterprise's inception. As well, the financial statements shall be identified as those of a development stage company and shall include a description of the nature of the development stage activities in which the company is engaged.

As the Company is a foreign private issuer electing to follow Item 17 of Form 20-F, the additional information to be disclosed under SFAS No. 7 is not required.

Stock based compensation

SFAS No. 123, "Accounting for Stock Based Compensation", requires expanded disclosure of stock-based compensation arrangements and requires the recognition of compensation expense based on the fair value of the equity instrument granted or repriced. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's financial statements.

In calculating compensation expense under United States GAAP, the Company has utilized the Black-Scholes model to estimate the fair value of options granted or repriced in the year using the following key assumptions:

	2001	2000	1999
Risk free interest rate	-	6.01%	-
Expected life	-	2 years	-
Expected volatility	-	187%	-
Expected dividends	-	-	-

(Expressed in Canadian dollars)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Stock based compensation (cont'd...)

The following is a summary of the status of stock options outstanding at December 31, 2001:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 0.35	790,000	0.58	$ 0.35	790,000	$ 0.35

Following is a summary of the stock based compensation plan during 2001, 2000 and 1999:

	Number of Options	Weighted Average Exercise Price
Outstanding and exercisable at January 1 and December 31, 1999	40,000	$ 0.75
Weighted average fair value of options granted during 1999	$ -	
Outstanding and exercisable at January 1, 2000	40,000	$ 0.75
Granted	790,000	0.35
Expired/cancelled	(40,000)	0.75
Outstanding and exercisable at December 31, 2000	790,000	$ 0.35
Weighted average fair value of options granted during 2000	$ 0.36	
Outstanding and exercisable at January 1 and December 31, 2001	790,000	$ 0.35
Weighted average fair value of options granted during 2001	$ -	

(Expressed in Canadian dollars)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Foreign currency translation

SFAS No. 52, "Foreign Currency Translation", requires all elements of the financial statements of an entity whose functional currency is a foreign currency to be translated using a current exchange rate. For assets and liabilities, the exchange rate at the balance sheet date shall be used. For revenues, expenses, gains and losses, the weighted average exchange rate for the period shall be used. Translation adjustments shall be reported separately and accumulated in a separate component of equity.

Application of this pronouncement to the translation of the financial statements of the Company's subsidiary, the net assets of which were written-off in the 1997 fiscal year, did not affect the loss for the years ended December 31, 2001, 2000 and 1999.

Oil and gas properties

Under both Canadian and United States GAAP, periodic assessments of unproved properties are made to determine whether they have been impaired. The drilling of dry holes and no further plans for continued drilling would be an indication of impairment.

The Company is currently conducting exploration programs on its oil and gas properties and has not yet determined whether any of the unproved properties held as at December 31, 2001 are impaired.

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

For the years ended December 31, 2001, 2000 and 1999, there were no other items of comprehensive income.

(Expressed in Canadian dollars)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Consolidated financial statement balances under United States GAAP

	2001	2000
Consolidated balance sheets		
Total assets under Canadian and United States GAAP	$ 2,205,847	$ 1,303,537
Total liabilities under Canadian and United States GAAP	$ 1,147,415	$ 84,116
Capital stock under Canadian GAAP	9,653,817	8,002,984
Cumulative compensation expense on granting stock options	759,296	759,296
Capital stock, United States GAAP	10,413,113	8,762,280
Deficit, Canadian GAAP	(8,595,385)	(6,783,563)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)
Deficit, United States GAAP	(9,354,681)	(7,542,859)
Shareholders' equity, United States GAAP	1,058,432	1,219,421
Liabilities and shareholders' equity under United States GAAP	$ 2,205,847	$ 1,303,537

	2001	2000	1999
Consolidated statements of operations			
Loss under Canadian GAAP	$ (1,811,822)	$ (184,688)	$ (65,127)
Compensation expense on grant of stock options	-	(286,847)	-
Loss under United States GAAP	$ (1,811,822)	$ (471,535)	$ (65,127)

- continued -

(Expressed in Canadian dollars)

10. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES** (cont'd...)

Consolidated financial statement balances under United States GAAP (cont'd...)

	2001	2000	1999
Continued...			
Consolidated statements of cash flows			
Cash flows used in operating activities, Canadian GAAP	$ (238,800)	$ (219,451)	$ (3,966)
Compensation expense on grant of stock options	-	(286,847)	-
Item not affecting cash	-	286,847	-
Cash flows used in operating activities, United States GAAP	(238,800)	(219,451)	(3,966)
Cash flows provided by financing activities, Canadian and United States GAAP	1,470,128	1,515,271	-
Cash flows used in investing activities, Canadian and United States GAAP	(1,386,646)	(1,123,052)	-
Change in cash during the year	(155,318)	172,768	(3,966)
Cash, beginning of year	173,303	535	4,501
Cash, end of year	$ 17,985	$ 173,303	$ 535

(Expressed in Canadian dollars)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Consolidated financial statement balances under United States GAAP (cont'd...)

The impact of the above differences between Canadian and United States GAAP on the consolidated statements of stockholders' equity, as reported, is as follows:

	Share Capital			
	Number of Shares	Amount	Deficit	Total
Stockholders' equity as reported December 31, 1999	2,948,015	$ 6,487,713	$ (6,598,875)	$ (111,162)
Cumulative compensation expense on grant of stock options	-	472,449	(472,449)	-
Stockholders' equity in accordance with United States generally accepted accounting principles at December 31, 1999	2,948,015	$ 6,960,162	$ (7,071,324)	$ (111,162)
Stockholders' equity as reported December 31, 2000	9,539,778	$ 8,002,984	$ (6,783,563)	$ 1,219,421
Cumulative compensation expense on grant of stock options	-	759,296	(759,296)	-
Stockholders' equity in accordance with United States generally accepted accounting principles at December 31, 2000	9,539,778	$ 8,762,280	$ (7,542,859)	$ 1,219,421
Stockholders' equity as reported December 31, 2001	16,768,942	$ 9,653,817	$ (8,595,385)	$ 1,058,432
Cumulative compensation expense on grant of stock options	-	759,296	(759,296)	-
Stockholders' equity in accordance with United States generally accepted accounting principles at December 31, 2001	16,768,942	$10,413,113	$ (9,354,681)	$ 1,058,432

(Expressed in Canadian dollars)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Earnings per share (EPS)

SFAS No. 128 "Earnings Per Share", is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

The following loss per share information results under United States GAAP:

	2001	2000	1999
Net loss for the year under United States GAAP	$ (1,811,822)	$ (471,535)	$ (65,127)
Weighted average number of shares outstanding under United States GAAP	15,602,347	5,006,361	2,844,890
Basic loss per share	$ (0.12)	$ (0.09)	$ (0.02)

Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.

SCHEDULE A: FINANCIAL INFORMATION

See attached audited consolidated financial statements for the year ended December 31, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached audited consolidated financial statements for the year ended December 31, 2001.

   Deferred financing costs, totalling $397,348, were advance payment of fees for the development and implementation of the 2001 Petroleum Resource Fund, which was to be used to raise funds for the Company's future exploration and development programs. At year end, due to an inability to raise funds, $297,348 of these costs were written off and $100,000, which is to be refunded to the Company, was recorded as a receivable.

2. See Note 6 of the attached audited consolidated financial statements.

3. a) For the year ended December 31, 2001, common shares were issued as follows:

Issue Type	Number of Shares	Price per Share	Total Value	Type of Consideration
Exercise of warrants	2,062,497	$ 0.12	$ 247,500	Cash
Exercise of warrants	166,667	0.14	23,333	Cash
Private placement	5,000,000	0.30	1,500,000	Cash

   b) For the year ended December 31, 2001, no incentive stock options were granted.

4. a) Authorized share capital – 100,000,000 common shares without par value.

   b) See the attached audited consolidated statement of stockholders' equity.

   c) See Note 5 of the attached audited consolidated financial statements.

   d) See Note 4 of the attached audited consolidated financial statements.

5. List of directors and officers: Martin P. Cotter – Director and President
   Phil E. Pearce – Director
   Bruce Nurse – Director
   Neal Iverson – Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. General

This discussion should be read in conjunction with the audited financial statements and related notes of the Company for the year-ended December 31, 2001 (the "Financial Statements").

2. Description of Business

The Company is a junior oil and gas exploration and development company. It is the intention of the Company, either alone or with others, to carry out or participate in exploration and development programs and joint ventures related to the extraction of oil and gas. The Company, in conjunction with others, will invest in oil and gas related operations or acquire an interest in properties in order to determine the existence, location, extent and quality of the oil and gas resources located on the properties and will drill, complete, and participate in the operation of or development of oil or gas wells and related operations.

3. Discussion of Operations and Financial Condition

The Company does not have any operating revenues. However, the Company does anticipate operating revenue being generated from the production of its newly established commercial well, the Lenox Richards #1-20 which commenced commercial production in January, 2002. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

During 2001, the Company raised $1,500,000 by way of private placements resulting in the issuance of 5,000,000 common shares. The private placement proceeds were used to finance the Company's participation in various oil and gas exploration and development programs.

General and administration expenses have fluctuated over the past five years, being as low as $65,127 in 1999 when the Company was relatively inactive. General and administrative expenses for 2001 were $256,160, up from $187,254 in 2000. The Company expects that general and administrative expenses will decrease in 2002 as the Company's exploration and development expenses decrease as a result of reduced exploration and development activities.

A former director of the Company has succeeded in a claim against the Company for past wages and legal expenses incurred while a director of the Company in the approximate amount of $83,000.

During 2001, the Company paid or accrued to the President of the Company fees of $60,000 and travel expenses of $13,397; consulting fees of $30,000 were paid to a director of the Company.

During 2001, the Company expensed costs in the amount of $297,000 incurred to develop and market the 2001 Petroleum Resource Fund which was designed to raise capital for additional drilling based on proven gas reserves in the Western Canada Sedimentary Basin (which included the Cranberry Property in northern Alberta) and the Michigan Basin. Drilling on the Cranberry property did not result in any proven gas reserves (although the wells are producing fluid) and the Company was unable to complete the marketing of the Fund. The company is hopeful that a similar fund can be used to raise additional drilling funds based on success in the Michigan basin.

During 2001, the Company incurred $2,130,333 in expenditures associated with its participation in various oil and gas exploration and development programs.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

3. Discussion of Operations and Financial Condition (cont'd...)

During the year, the Company announced that the Portrush RPC Courtright #2 Silurian reef gas and oil discovery had been tied into production facilities recently installed at the property located in Moore Township, Lambton County, SW. Ontario. The well is averaging 40 barrels of fluid per day (15 oil, 25 water). The Company has a 25% working interest in the property. The leases on the remaining exploration targets in Kent and Lambton counties, Ontario, have not been renewed and have reverted back to the leaseholder. The Company has written off the exploration costs associated with these leases in the amount of $1,176,692.

During the year, the Company participated in a four well drilling program in northern Alberta on the Cranberry property. The operator of the property, Range Petroleum Corporation, elected to complete the wells and has requested that the Company contribute its share of the completion costs and other outstanding amounts totalling approximately $745,000. The parties are discussing a payment program to allow the Company to make these payments over a period of twelve months.

The Company announced the completion of the Richards # 1-20 well, testing a Silurian Niagarin reef anomaly in Lenox Township, Macomb County, southeast Michigan. The well commenced commercial production in January 2002 at a rate of 150 bbls/day. Portrush holds a 22.5% working interest in the property.

The Company announced an agreement with CP Resources LLC of Denver, Colorado to participate in a package of four drilling prospects located on the southeastern flank of the Rock Spring Uplift, in the Green River Basin of southwestern Wyoming. The four prospects encompass approximately 20,000 gross acres and are located 30 miles southeast of the town of Rock Springs, Wyoming. The four prospects include two Cretaceous Second Frontier Formation development prospects, a third Cretaceous Second frontier Formation exploration prospect and an exploratory Almond Coalbed Methane prospect. Portrush will have a working interest of 25% on each prospect. Anticipated drilling on the first two prospects is scheduled for spring of 2002.

4. Subsequent Events

See note 9 of the Financial Statements.

5. Financing, Principal Purposes and Milestones

During 2001, the Company raised $1,500,000 by way of private placements resulting in the issuance of 5,000,000 common shares. The private placement proceeds were used to finance the Company's participation in various oil and gas exploration and development programs.

6. Liquidity and Solvency

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs. The payment of property payments and the development of its property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y	M	D
PORTRUSH PETROLEUM CORPORATION			02	03	31	02	05	15

ISSUER ADDRESS				
700 – 595 HOWE STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T5	604-687-5960	604-724-9524
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
NEAL IVERSON		CORPORATE SECRETARY		604-724-9524
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"BRUCE NURSE"	BRUCE NURSE	02	05	29
"MARTIN P. COTTER"	MARTIN P. COTTER	02	05	29

FIN51-901F Rev.2000/12/19

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

MARCH 31, 2002

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	March 31, 2002	December 31, 2001
ASSETS		
Current		
Cash	$ 9,083	$ 17,985
Receivables	-	111,169
	9,083	129,154
Oil and gas properties	2,084,568	2,076,693
	$ 2,093,651	$ 2,205,847
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 931,237	$ 930,772
Due to related parties (Note 3)	133,643	216,643
	1,064,880	1,147,415
Stockholders' equity		
Capital stock	9,659,650	9,653,817
Deficit	(8,630,879)	(8,595,385)
	1,028,771	1,058,432
	$ 2,093,651	$ 2,205,847

Nature of operations (Note 2)

On behalf of the Board:

"Bruce Nurse" Director "Martin P. Cotter" Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited – Prepared by Management)
THREE MONTH PERIOD ENDED MARCH 31

		2002		2001
EXPENSES				
Consulting and administration fees	$	8,619	$	3,000
Management fees		15,000		15,000
Office and miscellaneous		70		4,037
Professional fees		7,876		7,946
Transfer agent and regulatory fees		3,970		7,738
Travel and promotion		-		1,185
		(35,535)		(38,906)
Interest income		41		624
Loss for the period	$	(35,494)	$	(38,282)
Basic and diluted loss per share	$	(0.01)	$	(0.01)
Weighted average number of common shares outstanding		16,789,775		13,133,526

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
THREE MONTH PERIOD ENDED MARCH 31

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (35,494)	$ (38,282)
Changes in non-cash working capital items:		
(Increase) decrease in receivables	11,169	(423)
Increase (decrease) in accounts payable and accrued liabilities	465	(49,894)
Cash used in operating activities	(23,860)	(88,599)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from related parties	17,000	-
Deferred financing costs	-	(394,408)
Net proceeds from issuance of capital stock	5,833	1,137,647
Cash provided by financing activities	22,833	743,239
CASH FLOWS FROM INVESTING ACTIVITIES		
Oil and gas property expenditures	(7,875)	(646,784)
Cash used in investing activities	(7,875)	(646,784)
Change in cash position during period	(8,902)	7,856
Cash position, beginning of period	17,985	173,303
Cash position, end of period	$ 9,083	$ 181,159

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Unaudited – Prepared by Management)

	Number of Shares	Amount	Deficit	Total
Balance, December 31, 2000	9,539,778	$ 8,002,984	$ (6,783,563)	$ 1,219,421
Subscriptions received in prior year	-	(7,500)	-	(7,500)
For cash – private placement	5,000,000	1,500,000	-	1,500,000
For cash – exercise of warrants	2,187,497	265,000	-	265,000
Share issue costs	-	(112,500)	-	(112,500)
Loss for the period	-	-	(38,282)	(38,282)
Balance, March 31, 2001	16,727,275	9,647,984	(6,821,845)	2,826,139
For cash – exercise of warrants	41,667	5,833	-	5,833
Loss for the period	-	-	(1,773,540)	(1,773,540)
Balance, December 31, 2001	16,768,942	9,653,817	(8,595,385)	1,058,432
For cash – exercise of warrants	41,666	5,833	-	5,833
Loss for the period	-	-	(35,494)	(35,494)
Balance, December 31, 2002	16,810,608	$ 9,659,650	$ (8,630,879)	$ 1,028,771

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary, Texas Dome Petroleum Corporation ("the Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties.

3. RELATED PARTY TRANSACTIONS

During the period, the Company paid or accrued management fees of $15,000 (2001 - $15,000) to a director.

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

4. SEGMENTED INFORMATION

The Company operates in one industry segment, the exploration and development of oil and gas properties, in Canada and the United States.

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the three month period ended March 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For a breakdown of general and administrative expenses, see the attached unaudited consolidated statement of operations.

The Company has incurred expenditures on various oil and gas properties as follows:

	March 31, 2002	December 31, 2001
Alberta prospects, Canada	$ 1,441,793	$ 1,441,793
Michigan prospects, U.S.A.	542,913	535,038
Rock Springs prospects, Wyoming, U.S.A.	99,862	99,862
	$ 2,084,568	$ 2,076,693

For the year to date, the Company incurred general exploration expenditures totalling $7,875 on its oil and gas prospects.

2. See Note 3 of the attached unaudited consolidated financial statements.

3. a) For the period to date, common shares were issued as follows:

Issue Type	Number of Shares	Price per Share	Total Value	Type of Consideration
Exercise of warrants	41,666	$ 0.14	$ 5,833	Cash

b) For the period to date, no incentive stock options were granted.

4. a) Authorized share capital – 100,000,000 common shares without par value.

b) Issued share capital – 16,810,608 common shares with a stated value of $9,659,650.

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd.....)

4. c) The following incentive stock options and share purchase warrants were outstanding at March 31, 2002:

	Number of Shares	Exercise Price	Expiry Date
Options	290,000	$ 0.35	May 22, 2002
	500,000	0.35	September 8, 2002
Warrants	3,000,000	0.40	August 4, 2002
	5,000,000	0.35	March 5, 2003

Agent's warrants, issued pursuant to private placements, enabling the agent to acquire up to 450,000 units of the Company at $0.40 per unit, are outstanding at March 31, 2002. Each unit will consist of one common share and one share purchase warrant enabling the holder to acquire one additional common share at $0.40 for two years.

d) At March 31, 2002, 103,125 common shares are held in escrow.

5. List of directors and officers: Martin P. Cotter – Director and President
Phil E. Pearce – Director
Bruce Nurse – Director
Neal Iverson – Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. General

This discussion should be read in conjunction with the financial statements and related notes of the Company for the 1st quarter ended March 31, 2002 (the "Financial Statements").

2. Description of Business

The Company is a junior oil and gas exploration and development company. It is the intention of the Company, either alone or with others, to carry out or participate in exploration and development programs and joint ventures related to the extraction of oil and gas. The Company, in conjunction with others, will invest in oil and gas related operations or acquire an interest in properties in order to determine the existence, location, extent and quality of the oil and gas resources located on the properties and will drill, complete, and participate in the operation of or development of oil or gas wells and related operations.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

3. Discussion of Operations and Financial Condition

The Company does not have any operating revenues. However, the Company does anticipate operating revenue being generated from the production of its newly established commercial well, the Lenox Richards #1-20 which commenced commercial production in January, 2002. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

General and administrative expenses for 2002 were $35,535, down from $38,282 in 2001. The Company expects that general and administrative expenses will decrease in 2002 as the Company's exploration and development expenses decrease as a result of reduced exploration and development activities.

During the quarter, the Company paid or accrued to the President of the Company fees of $15,000.

During the quarter, the Company incurred $7,875 in expenditures associated with its participation in various oil and gas exploration and development programs.

The Company concluded the negotiation of a formal joint venture agreement with Harrison Western CDN Inc. to participate in a venture, previously announced in December, 2001, to fund up to $1,000,000 of the costs of construction of a moveable fluid treatment facility for use in oil and gas extraction operations. The Company expects to begin funding the joint venture in the 2nd quarter.

The Company expects to participate in a package of four drilling prospects located on the southeastern flank of the Rock Spring Uplift, in the Green River Basin of southwestern Wyoming. The four prospects encompass approximately 20,000 gross acres and are located 30 miles southeast of the town of Rock Springs, Wyoming. The four prospects include two Cretaceous Second Frontier Formation development prospects, a third Cretaceous Second frontier Formation exploration prospect and an exploratory Almond Coalbed Methane prospect. Portrush will have a working interest of 25% on each prospect. Anticipated drilling on the first two prospects is scheduled for late spring of 2002.

4. Subsequent Events

The Company announced, subsequent to the end of the quarter that the recently completed Richards # 1–20 well in Lenox Township, Macomb County, Southeast Michigan has achieved 4 months of continuous production. The well was completed in the Brown Niagaran and had initial production rates of 190 Barrels of oil a day and 90 mcf of gas a day. The well is currently a flowing oil well and has averaged 150 Barrels of oil a day since start of production in January. The Company holds a 22.5% working interest in the property and is evaluating, with its working interest partners, the possibility of additional drilling locations.

5. Financing, Principal Purposes and Milestones

Subsequent to the quarter, the Company announced that it would raise $400,000 by way of private placements resulting in the issuance of 4,000,000 units consisting of one share and one share purchase warrant to purchase an additional share at $0.15 per share. The private placement proceeds will be used to finance the Company's participation in various oil and gas joint ventures and exploration and development programs.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

6. Liquidity and Solvency

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs. The payment of property payments and the development of its property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.